Exhibit 99.1

Dominion Diamond to be Acquired by The Washington Companies for US$14.25 per Share in Cash

US$1.2 Billion Acquisition Represents 44% Premium to Dominion’s Unaffected Share Price

YELLOWKNIFE, Northwest Territories & MISSOULA, Mont.--(BUSINESS WIRE)--July 17, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) and The Washington Companies (“Washington”), a group of privately held North American mining, industrial and transportation businesses founded by industrialist and entrepreneur Dennis R. Washington, today announced that they have entered into an arrangement agreement (the “Arrangement Agreement”) under which an entity affiliated with Washington will acquire all of Dominion’s outstanding common shares for US$14.25 per share in cash or a total equity value of approximately US$1.2 billion pursuant to a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. The transaction represents a 44 percent premium to Dominion’s unaffected share price of US$9.92 on March 17, 2017. The transaction marks the result of Dominion's review of strategic alternatives as previously announced on March 27, 2017.

The Board of Directors of Dominion (the “Board”), after consultation with financial and legal advisors, and based on the recommendation of a special committee of the Board consisting of four independent directors, has unanimously determined that the Arrangement is in the best interests of the Company, approved the Arrangement and recommends that Dominion’s shareholders vote in favour of the Arrangement. All directors of the Company have entered into support agreements to vote their common shares in support of the Arrangement.

“Dominion Diamond has an excellent collection of mining assets and a talented and experienced management team and workforce,” said Lawrence R. Simkins, President of Washington. “We are excited to work with their team to extend the mine life of the Ekati mine and continue partnering with Rio Tinto in the operation of the Diavik mine, while maintaining long-term employment for Dominion employees. The Washington Companies has a long track record of building businesses throughout North America, significant experience in mining as well as operating its investments in Canada, and a decades-long investment horizon. We share a commitment to providing long-term benefits to all Dominion stakeholders and to the Northwest Territories and its local communities.”

“The Washington offer delivers compelling and immediate value to Dominion shareholders at an attractive premium that recognizes the intrinsic value of Dominion and provides shareholders certainty through an all-cash offer,” said Jim Gowans, Chair of the Board of Dominion Diamond Corporation. “This offer is the result of a robust strategic review process and the Board unanimously agrees that this offer represents the best option available to Dominion shareholders, and recommends that shareholders vote in favour of this transaction.”

Added Gowans, “Dominion also believes this transaction is an excellent outcome for the company’s stakeholders, including employees, community members and the Northwest Territories. The transaction allows the operation to take the next steps in mine development and ensures mining and its associated benefits continue in the North for decades to come.”

“The Washington Companies’ commitments to safety, operational excellence, innovation and world-class management teams position us favourably for long-term success at the Ekati and Diavik mines for the benefit of all Dominion Diamond stakeholders,” added Dennis Washington, Founder of The Washington Companies. “I look forward to the next chapter of continuing to build and support successful, safe business operations in the Northwest Territories.”

Benefits to Canada

Washington will be a responsible, long-term operator and builder of Dominion’s world-class assets, and plans to extend the mine life of Ekati for decades, consistent with the current development plan.

As part of this acquisition, Washington plans to:

  Operate Dominion as a standalone business as Washington does with its other successful operating companies;
  Appoint a new CEO based in Canada to the Dominion management team;
  Keep Dominion’s headquarters in Canada and maintain a significantly Canadian management team;
  Deploy capital to develop both the Jay and Fox Deep projects;
  Make new investments in a reinvigorated greenfield exploration program;
  Maintain a high level of environmental stewardship through all phases of its operations;
  Provide ongoing and long-term employment for skilled, high-paying jobs at Dominion;
  Maintain focus on the recruitment, training and employment of Indigenous people;
  Honour the existing commitments to the Indigenous communities to ensure their interests are protected;
  Continue with scholarship programs and heritage funds to assist with social, recreational, and community development programs;
  Provide ongoing support for local suppliers and contractors, including Indigenous businesses; and
  Continue to promote Dominion’s CanadaMark brand for its ethically sourced and premium Canadian diamonds.

Arrangement Agreement

The Arrangement Agreement is subject to customary non-solicitation provisions, including Dominion’s right to consider and accept superior proposals. In the event of a superior proposal, Washington will have a five business day right to match the superior proposal. If the Arrangement is not completed as a result of a superior proposal, the Company will be required to pay Washington a termination fee equal to US$43.9 million (or approximately 3.75 percent of the equity value).

The closing of the Arrangement is subject to the approval of at least two-thirds of the votes cast at a special meeting of Dominion shareholders to be called to consider the Arrangement, the Company having a minimum cash balance of US$150 million if closing is on or before November 30, 2017, or US$200 million if closing is after November 30, 2017, and certain other customary closing conditions, including court approval, approval from the Minister of Innovation under the Investment Canada Act and the Commissioner of Competition under the Competition Act, and the absence of any material adverse effect with respect to the Company. In connection with the transaction, Dominion will suspend the declaration and payment of dividends on Dominion’s shares and has terminated its Normal Course Issuer Bid. The transaction is expected to close in the fourth quarter of 2017.

To fund part of the consideration payable in connection with the Arrangement, Washington has obtained fully committed debt financing led by Credit Suisse with Citi, UBS Investment Bank and Natixis acting as joint lead arrangers. The balance of the consideration will be funded with an equity commitment from Washington and cash on Dominion’s balance sheet.

Should Washington be unable to complete the Arrangement due to a funding failure, or in other limited circumstances, Washington will be required to pay the Company a reverse termination fee equal to US$70.2 million (or approximately 6.0 percent of the equity value).

Washington is highly committed to strong environmental stewardship, reclamation obligations and safety culture, as is Dominion. As part of the transaction, the strong environmental bonding obligations of Dominion will remain unchanged.

Further information regarding the transaction will be included in the Company’s management information circular to be mailed to Dominion’s shareholders in advance of the special meeting of Dominion shareholders, which is expected to be held in September 2017, and in Dominion’s material change report in respect of the announcement of the transaction, each of which will be filed with the Canadian and U.S. securities regulators and will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Board has obtained a fairness opinion from each of TD Securities Inc. and Morgan Stanley Canada Limited that, as of the date of the opinions, and subject to the assumptions, limitations and qualifications on which such opinions are based, the consideration to be received by the Company’s shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company’s shareholders.

Financial and Legal Advisors

BDT & Company, LLC is providing financial advice to Washington. Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to Washington.

TD Securities Inc. is acting as financial advisor to the Company, Stikeman Elliott LLP is acting as legal advisor to the Company and Kingsdale Advisors is acting as strategic advisor to the Company.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor to the Special Committee and the Board of Directors of the Company. Morgan Stanley Canada Limited is acting as financial advisor to the Special Committee of the Board, and has provided a fairness opinion to the Board on a fixed fee basis.

Forward-Looking Statements
This news release includes forward-looking statements and information (collectively, the “forward-looking statements”) including, but not limited to: forward-looking statements pertaining to the purchase by Washington of all the issued and outstanding common shares of Dominion; the expected benefits of the transaction, including the expected benefits to shareholders, customers, employees and other stakeholders as well as future financial and operating results; the anticipated timing for the special meeting of Dominion shareholders and closing of the transaction; the satisfaction of closing conditions including, without limitation (i) certain regulatory approvals; (ii) required Dominion shareholder approval; (iii) necessary court approval in connection with the plan of arrangement, (iv) certain termination rights available to the parties under the Arrangement Agreement; and (v) other closing conditions, including, without limitation, the operation and performance of the Dominion business in the ordinary course until closing of the transaction, maintenance by Dominion of a minimum cash balance in the amounts as specified in the Arrangement Agreement, and compliance by Dominion with various covenants contained in the Arrangement Agreement, all of which are subject to risks, uncertainties and assumptions. As a consequence, actual results in the future may differ materially from any expectation, conclusion, forecast or projection in such forward-looking statements. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Examples of statements that constitute forward-looking information may be identified by words such as “believe”, “expect”, “project”, “should”, “anticipate”, “could”, “target”, “forecast”, “intend”, “plan”, “outlook”, “see”, “set”, “pending”, and other similar terms. All forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities legislation. Forward-looking statements are subject to risks, uncertainties and assumptions including, but not limited to: the potential risk that the transaction will not be approved by Dominion shareholders; failure to, in a timely manner, or at all, obtain the necessary regulatory and court approvals for the transaction or any transaction ancillary thereto; failure of the parties to otherwise satisfy the conditions to complete the transaction; the possibility that the Board of Directors of Dominion could receive an acquisition proposal and approve a superior proposal; the effect of the announcement of the transaction on Dominion’s strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation that would prevent or hinder the completion of the transaction; and other customary risks associated with transactions of this nature. In addition, if the transaction is not completed, and Dominion continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Dominion to the completion of the transaction could have an adverse impact on Dominion’s business and strategic relationships, operating results and business generally. As a consequence, actual results in the future may differ materially from any forward-looking statement, forecast or projection, whether expressed or implied. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Please note that forward-looking statements in this news release reflect Management’s expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and those matters identified in the Risks and Uncertainties section and elsewhere in the Company's most recent annual MD&A and the material change report that will be filed in respect of this transaction, which are, or will be, available on the Company's website at www.ddcorp.ca and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

About The Washington Companies
The Washington Companies, founded by industrialist and entrepreneur Dennis R. Washington, are privately held companies active in the core industries of mining, rail and marine transportation, aviation, environmental remediation and restoration services, and heavy equipment sales and service. The companies are headquartered throughout Montana, the Pacific Northwest and western Canada and conduct business internationally.

CONTACT:
For more information, please visit www.ddcorp.ca, or contact:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897
or
The Washington Companies
Sard Verbinnen & Co
Anna Cordasco / Jared Levy / Patrick Scanlan, 212-687-8080